UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.; NASDAQ Stock Market

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

América Móvil, S.A.B. de C.V.

Lago Zurich 245

Plaza Carso / Edificio Telcel

Colonia Ampliación Granada

Delegación Miguel Hidalgo

11529 Mexico City

Mexico

(+5255) 2581-4449

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

American Depositary Shares, each representing the right to receive twenty Series A shares,

without par value, of América Móvil, S.A.B. de C.V.

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐  Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒  Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, América Móvil, S.A.B. de C.V. (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

December 12, 2016	By:	/s/ Alejandro Cantú Jiménez	Attorney-in-Fact
Date	Name:	Alejandro Cantú Jiménez	Title